Filed by Quovadx, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rogue Wave Software, Inc. Commission File No. 000-28900

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Additional Information Regarding the Rogue Wave Acquisition In this presentation we will be discussing Quovadx’s proposed anticipated acquisition of Rogue Wave, Inc. Quovadx intends to commence an exchange offer for the outstanding shares of Rogue Wave and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Quovadx’s website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC’s website and at Rogue Wave’s website at www.roguewave.com. In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Quovadx and Rogue Wave file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or Rogue Wave at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Quovadx and Rogue Wave filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov

Forward-Looking Statements Certain statements in this presentation are "forward-looking statements" within the meaning of the the Private Securities Litigation Reform Act of 1995, including statements regarding the timing and expected completion of the Rogue Wave acquisition, the anticipated effect of the acquisition on Quovadx's sales growth, revenue, cost structure, earnings and financial condition, the anticipated improvement in Quovadx's position in the industry in which it competes as a result of the transaction, and the expected effect of the transaction on Quovadx's product offerings. These statements reflect management's current expectations regarding future events, speak only as of the date of this release may differ materially from actual future events. These statements are subject to a number of risks and uncertainties, including risk relating to consummation of the Rogue Wave acquisition, potential difficulties in the assimilation Rogue Wave's operations, technologies and products, the risk of loss of key personnel of Rogue Wave, diversion of management attention from other business concerns, and risk that the foregoing and other factors will not yield the expected accretion in the future. We do not undertake any obligation to update or correct any forward-looking statements included in this release to reflect events or circumstances occurring after the date of this release. QUOVADX is a trademark of Quovadx, Inc.. Rogue Wave is a registered trademark of Rogue Wave Software, Inc. All other company and product names mentioned may be trademarks of the companies with which they are associated.

Quovadx Announces Acquisition of Rogue Wave: Broadens Tools Offerings and Industry ReachQVDX: Trailing Twelve Months Revenue: $72.3M RWAV: Trailing Twelve Months Revenue: $32.9M

$71 Million Transaction Includes approximately $33 million acquired cash $6.85 per share of RWAV, consisting of: $4.09 Cash per share ($42 Million) 0.5292 Share QVDX per RWAV share 5.5 Million new QVDX shares to be issued

Rogue Wave Acquisition Transaction, Net of Cash, Valued at 1.2X Trailing Twelve Months Revenue High Margin, Profitable, Cash Generating Model Expected to be Accretive to 2004 EPS by $0.05 - $0.10

Rogue Wave at a Glance Trailing 12 Months: Revenue: $32.9 Million Gross Profit: $29.6 Million Gross Margin: 90% R&D: $ 6.2 Million SG&A: $17.4 Million Net Income $ 1.5 Million Balance Sheet at 9.30.03: Cash & Investments: $32.7 Million Working Capital: $29.5 Million Deferred Revenue $ 6.7 Million

Rogue Wave Offerings - Mature Products SourcePro/SourcePro DB Facilitates Cross Platform/Cross Database C++ Application Development Stingray GUI controls for Windows applications Strong revenue sources, cash generators 18,000 customers / 300,000 licenses

Rogue Wave Offerings - New Products & Emerging Technology LEIF Leverages existing C++ investments - Integrates C++ applications with those written in .NET & J2EE Facilitates application development in a service-oriented architecture (SOA) Wave Runner Assembly & orchestration - now to be provided by the QDX platform Additional components - monitors & manages services

Identified Synergies Revenue Opportunity Significant cross-sell opportunities for both companies Accelerates Quovadx entry into Financial Services Vertical increases presence with ISVs Accelerates Rogue Wave Web services offerings Cost Reduction Opportunity R &D Synergies - complementary focus on SOA, Web services; acceleration of RWAV development cycle Absorption of General and Administrative functions Elimination of public company costs

Strategic Fit: Rogue Wave Offers Worldwide recognition for superior application development products Leading provider for C++ development products for over a decade Mature, cash generating SourcePro & Stingray offerings Emerging LEIF product, creating Web services interfaces to C++ legacy aplications Strong presence in Financial Services, Telecommunications, & with Independent Software Vendors (ISVs) 18,000 Customers 300,000 Licenses worldwide

Strategic Fit: Quovadx Offers Recognized integration & application development QDX(TM)Platform V, and Adaptive Application Offerings Leadership position in Web services Complementary application development focus, R&D efforts Growing sales force and distribution network Strong healthcare customer base

Quovadx Structure, Post Merger

A Winning Combination High Margin, profitable model Leading edge Web services platform Recognized technology brand Strong domestic & international distributor network Broad and deep customer base Healthcare Financial Services Telecommunications Independent Software Vendors

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